Mail Stop 4561

        March 21, 2006

By U.S. Mail and facsimile to (740) 349-3787

Mr. John W. Kozak
Chief Financial Officer
Park National Corporation
50 North Third Street, P.O. Box 3500
Newark, Ohio 43058

Re: Park National Corporation
        Item 4.01 Form 8-K
        Filed March 17, 2006
        File No. 001-13006

Dear Mr. Kozak:

We have completed our review of your Form 8-K filed March 17, 2006 and
have no further comments at this time.

        Sincerely,

        Matthew Komar
        Staff Accountant